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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

        FOR THE THREE MONTHS ENDED MARCH 31, 1999

        OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                         FOR THE TRANSITION PERIOD FROM
                                ------------ TO
                                  ------------

                             COMMISSION FILE NUMBER
                            ------------------------

                       ITT 401(k) RETIREMENT SAVINGS PLAN

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
                777 WESTCHESTER AVENUE, WHITE PLAINS, N.Y. 10604

--------------------------------------------------------------------------------
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

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the ITT 401(k) Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          ITT 401(k) Retirement Savings Plan

                                          /s/ RONALD C. BROWN
                                          --------------------------------------
                                                       (Signature)

                                          RONALD C. BROWN ITT 401(k)
                                          Retirement Savings Plan Committee
                                          Secretary

Date  September 24, 1999

                       ITT 401(k) RETIREMENT SAVINGS PLAN
                                 MARCH 31, 1999

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................    4
FINANCIAL STATEMENTS:
  Statement of Net Assets Available for Plan Benefits as of
     March 31, 1999.........................................    5
  Statement of Net Assets Available for Plan Benefits as of
     December 31, 1998......................................    6
  Statement of Changes in Net Assets Available for Plan
     Benefits for the Three Months Ended March 31, 1999.....    7
  Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 1998..........    8
NOTES TO FINANCIAL STATEMENTS...............................    9
SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE THREE MONTHS
  ENDED
  MARCH 31, 1999 -- ITEM 27d................................   14
EXHIBIT 23 -- CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the ITT 401(k) Retirement Savings Plan Committee:

     We have audited the accompanying statements of net assets available for plan benefits of the ITT 401(k) Retirement Savings Plan as of March 31, 1999 and December 31, 1998, and the related statements of changes in net assets available for plan benefits for the three month period ended March 31, 1999 and the year ended December 31, 1998. These financial statements and the schedule described below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITT 401(k) Retirement Savings Plan as of March 31, 1999 and December 31, 1998, and the changes in its net assets available for plan benefits for the three month period ended March 31, 1999 and the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

Phoenix, Arizona,
September 24, 1999

                       ITT 401(k) RETIREMENT SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              AS OF MARCH 31, 1999
                                 (IN THOUSANDS)

                                                              NON-
                                                           PARTICIPANT    PARTICIPANT
                                                            DIRECTED       DIRECTED
                                                           -----------    -----------
                                                            STARWOOD
                                                             COMMON
                                                              STOCK
                                                              FUND        INVESTMENTS      TOTAL
                                                           -----------    -----------    ---------
ASSETS:
          Total Assets.................................     $     --       $      --     $      --
                                                            --------       ---------     ---------
LIABILITIES:
          Total Liabilities............................           --              --            --
                                                            --------       ---------     ---------
  Net Assets Available for Plan Benefits...............     $     --       $      --     $      --
                                                            ========       =========     =========

         The accompanying notes are an integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            AS OF DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                NON-
                                                             PARTICIPANT    PARTICIPANT
                                                              DIRECTED       DIRECTED
                                                             -----------    -----------
                                                              STARWOOD
                                                               COMMON
                                                                STOCK
                                                                FUND        INVESTMENTS     TOTAL
                                                             -----------    -----------    --------
ASSETS:
  Investments, at Fair Value:
     Starwood Common Stock 2,589,934 shares..............      $23,696       $ 35,064      $ 58,760
     ITT Industries Common Stock 288,437 shares..........           --         11,465        11,465
     ITT Hartford Common Stock 583,067 shares............           --         31,996        31,996
  Loans Receivable from Participants.....................           --         10,324        10,324
  Investments in Securities of Unaffiliated Issuers......          471        191,385       191,856
                                                               -------       --------      --------
          Total Investments..............................       24,167        280,234       304,401
  Dividends and Interest Receivable......................          156            604           760
  Contributions Receivable...............................          208          1,127         1,335
  Receivables from the Sale of Securities................           --            885           885
                                                               -------       --------      --------
          Total Assets...................................       24,531        282,850       307,381
                                                               -------       --------      --------
LIABILITIES:
  Accounts Payable.......................................         (239)          (489)         (728)
  Accrued Administrative Expenses........................          (14)          (116)         (130)
                                                               -------       --------      --------
          Total Liabilities..............................         (253)          (605)         (858)
                                                               -------       --------      --------
  Net Assets Available For Plan Benefits.................      $24,278       $282,245      $306,523
                                                               =======       ========      ========

         The accompanying notes are an integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (IN THOUSANDS)

                                                                 NON-
                                                              PARTICIPANT   PARTICIPANT
                                                               DIRECTED      DIRECTED
                                                              -----------   -----------
                                                               STARWOOD
                                                                COMMON
                                                                 STOCK
                                                                 FUND       INVESTMENTS     TOTAL
                                                              -----------   -----------   ---------
Additions to Net Assets:
Investment Income:
  Net Realized Gains/(Losses)...............................   $ (2,820)     $  75,715    $  72,895
  Unrealized Appreciation (Depreciation), net...............     10,096        (61,932)     (51,836)
  Interest..................................................         21            594          615
  Dividends.................................................        261            480          741
Interest on Participant Loans...............................         16            194          210
Repayment of Participant Loans..............................         82            (82)          --
Terminated Loan Principal...................................         --           (376)        (376)
Contributions:
  Participants..............................................        508          6,164        6,672
  Company...................................................      1,575          1,197        2,772
                                                               --------      ---------    ---------
          Total Contributions...............................      2,083          7,361        9,444
                                                               --------      ---------    ---------
          Total Additions...................................      9,739         21,954       31,693
                                                               --------      ---------    ---------
Deductions from Net Assets:
Rollover Distributions, net.................................     (3,686)        (2,725)      (6,411)
Transfer to other trustee...................................    (38,963)      (251,487)    (290,450)
Interfund Transfers, net....................................     14,576        (14,576)          --
Withdrawals and Distributions...............................     (5,740)       (35,217)     (40,957)
Loans to Participants.......................................       (145)           145           --
Administrative Expenses.....................................        (59)          (339)        (398)
                                                               --------      ---------    ---------
          Total Deductions..................................    (34,017)      (304,199)    (338,216)
                                                               --------      ---------    ---------
Net Decrease................................................    (24,278)      (282,245)    (306,523)
                                                               --------      ---------    ---------
Net Assets Available for Benefits:
  Beginning of Period.......................................     24,278        282,245      306,523
                                                               --------      ---------    ---------
  End of Period.............................................   $     --      $      --    $      --
                                                               ========      =========    =========

         The accompanying notes are an integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                             NON-
                                                          PARTICIPANT       PARTICIPANT
                                                           DIRECTED          DIRECTED
                                                      -------------------   -----------
                                                        ITT      STARWOOD
                                                       COMMON     COMMON
                                                       STOCK      STOCK
                                                        FUND       FUND     INVESTMENTS     TOTAL
                                                      --------   --------   -----------   ---------
Additions to Net Assets:
Investment Income:
  Net Realized Gains................................  $ 12,376   $  1,745    $ 55,669     $  69,790
  Unrealized Depreciation, net......................    (9,873)   (32,533)    (60,619)     (103,025)
  Interest..........................................        11        116       2,307         2,434
  Dividends.........................................       145      1,649      10,706        12,500
Interest on Participant Loans.......................        14         52         742           808
Repayment of Participant Loans......................        80        302        (382)           --
Terminated Loan Principal...........................        --         --      (2,878)       (2,878)
Contributions:
  Participants......................................       460      1,620      27,712        29,792
  Company...........................................       816      3,818       7,079        11,713
                                                      --------   --------    --------     ---------
          Total Contributions.......................     1,276      5,438      34,791        41,505
                                                      --------   --------    --------     ---------
          Total Additions...........................     4,029    (23,231)     40,336        21,134
                                                      --------   --------    --------     ---------
Deductions from Net Assets
Rollover Distributions, net.........................        --       (677)    (41,741)      (42,418)
Transfer of Assets Upon Merger......................   (60,924)    56,952       3,972            --
Interfund Transfers, net............................    (1,563)    (2,766)      4,329            --
Withdrawals and Distributions.......................      (582)    (5,243)    (44,339)      (50,164)
Loans to Participants...............................      (152)      (559)        711            --
Administrative Expenses.............................       (24)      (198)     (1,584)       (1,806)
                                                      --------   --------    --------     ---------
          Total Deductions..........................   (63,245)    47,509     (78,652)      (94,388)
                                                      --------   --------    --------     ---------
Net Increase (Decrease).............................   (59,216)    24,278     (38,316)      (73,254)
                                                      --------   --------    --------     ---------
Net Assets Available for Benefits:
  Beginning of Year.................................    59,216         --     320,561       379,777
                                                      --------   --------    --------     ---------
  End of Year.......................................  $     --   $ 24,278    $282,245     $ 306,523
                                                      ========   ========    ========     =========

         The accompanying notes are an integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999
                                 (IN THOUSANDS)

NOTE 1 -- DESCRIPTION OF THE PLAN:

     ITT Corporation ("ITT" or the "Company") sponsors the ITT 401(k) Retirement Savings Plan (the "Plan"). On February 23, 1998, as a result of the acquisition of ITT by Starwood Hotels & Resorts Worldwide, Inc. ("Starwood"), ITT became a wholly owned subsidiary of Starwood (the "Merger"). Each outstanding share of ITT common stock held by the Plan was converted into 1.543 shares of Starwood common stock ("Starwood Common Stock"). As of February 24, 1998, all outstanding securities of ITT were de-listed from trading on the New York Stock Exchange ("NYSE"). The Starwood Common Stock trades on the NYSE under the ticker symbol "HOT". As of the date of the Merger, employer and employee contributions directed to the common stock fund were invested in Starwood Common Stock.

     Effective October 1, 1996, the Caesars 401(k) Retirement Savings Plan (the "Caesars Plan") was merged into the Plan and the assets under the Caesars Plan were transferred to the Plan.

     On April 1, 1999 the ITT 401(k) Retirement Savings Plan was merged into the Starwood Hotels & Resorts Worldwide, Inc. Starsaver 401(k) Plan, and subsequently amended and restated effective April 1, 1999 as the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan ("New Plan"). As a result of the Merger and adoption of the New Plan, the Trustee of the ITT 401(k) Retirement Savings Plan was removed, all assets and liabilities were merged into the assets and liabilities of the trust maintained to pay benefits under the New Plan, and contributions ceased to the ITT 401(k) Retirement Savings Plan. American Express Trust Company was assigned as Trustee and Recordkeeper ("Trustee") of the New Plan effective April 1, 1999. As a result of the above noted Merger of Plan assets into the New Plan, the accompanying statement of net assets available for plan benefits is as of March 31, 1999, and the related statement of changes in net assets available for plan benefits and supplemental schedule is for the three months ended March 31, 1999. All assets and liabilities of the Plan were transferred to the New Plan by March 31, 1999, and accordingly, the Plan was considered merged on that date.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all terms are contained in that document.

GENERAL

     The Plan was a defined contribution plan covering all full-time salaried employees and some part-time employees of ITT who have one year of service, or who have fulfilled the requisite eligibility requirements for employees on a temporary or less than full-time basis and were paid from a payroll maintained in the continental United States, Hawaii, Puerto Rico or the U.S. Virgin Islands. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

     A participant in the Plan was able to generally elect to contribute 2% to 16% of compensation (regular remuneration including payroll processed tips, commissions, overtime and shift differentials, but excluding bonuses), in whole percentages on a before-tax basis. A participant who is a highly compensated employee may be limited to less than 16% due to certain Internal Revenue Code restrictions. With respect to an employee who became a participant on or after October 1, 1996, other than employees who were participants of the Caesars Plan on September 30, 1996, such participant automatically began to contribute on a before-tax basis at a rate of 2% of base salary, unless such participant affirmatively elected otherwise. After-tax

                       ITT 401(k) RETIREMENT SAVINGS PLAN
contributions were not allowed. Plan participants who were bona fide residents of Puerto Rico were able to contribute up to 10% of base salary not in excess of $7,500.

     An amount equal to 50% of a participant's Basic Pre-Tax Savings contributions to the Plan was matched by ITT up to the first 5% of compensation. In addition, ITT contributed 1% of compensation to the Plan as a Retirement Contribution for each eligible employee even if the employee elected not to contribute to the Plan.

     Company contributions were automatically invested in the Starwood Stock Fund, except that a participant 55 years or older could choose to reallocate his or her past and future Company contributions and related investment earnings to other Plan investment funds in accordance with Plan rules.

ROLLOVER DISTRIBUTIONS, NET

     Rollover distributions, net, are transfers of participant assets to or from another qualified plan.

ADMINISTRATIVE EXPENSES

     Generally, trust fund assets were used to pay for the administrative expenses of the Plan. These expenses included, but were not limited to, investment management, Trustee, recordkeeper and audit fees. Plan administrative expenses which were not paid by the Plan, if any, were paid by ITT.

PARTICIPANT ACCOUNTS

     Each participant's account was credited with the participant's and ITT's matching contribution and allocations of Plan earnings and were charged with an allocation of administrative expenses. Allocations were based on participant earnings or account balances. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

VESTING

     Participants were immediately vested in their contributions plus earnings thereon. Vesting in the Company matching contributions began one year after employment at 20% and increased 20% each year until the fifth year of employment when 100% became vested. Participants of the Caesars Plan on September 30, 1996, became 100% vested in the plan if they terminated employment on or after age 55. Notwithstanding the foregoing statement, a participant became fully vested in his or her company-matched contributions upon his or her retirement, disability, death or upon reaching age 65, or the complete discontinuance of company contributions.

     As of March 31, 1999, the cumulative company contributions, including those made to the Caesars Plan, made on behalf of all participants including a pro-rata share of investment income, were as follows:

Vested.....................................................  $86,498
Nonvested..................................................    1,242
                                                             -------
                                                             $87,740
                                                             =======

INVESTMENT OPTIONS

     Participants directed the investment of their contributions into various investment options offered by the Plan. The Plan offered six mutual funds and Starwood Common Stock as investment options for participants.

     Contributions for participant savings were invested, in whole percentages, in any one or more of the noted mutual funds or Starwood Common Stock, as elected by the participant.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

     Each participant was able to directly change the investment of his or her interest in the Plan at any time, through an automated voice response system maintained by Buck Consultants, the Recordkeeper.

PARTICIPANT LOANS

     Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions were treated as a transfer from (to) the participants' investment funds. Loan terms were from one to five years or up to 15 years for the purchase of a primary residence prior to October 1, 1996, and were one year to 54 months or up to 25 years for the purchase of a primary residence effective as of October 1, 1996. The loans were secured by the balance in the participants account and bore interest at approximately one percent over the prime rate, as determined by the Plan Committee at the time of the loan. Repayment of principal and related interest was made ratably through payroll deductions.

PAYMENT OF BENEFITS

     Upon termination of employment due to death, disability, retirement or other reasons, a participant could elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years. Participants could also elect to defer distributions subject to certain conditions.

FORFEITURES

     Forfeitures of the nonvested contributions were applied to reduce future ITT contributions. At March 31, 1999, forfeited nonvested accounts totaled $183.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Stocks are valued at their quoted market price. Participant loan receivable is valued at cost which approximated fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

     Benefits were recorded when paid.

                       ITT 401(k) RETIREMENT SAVINGS PLAN

NOTE 3 -- FEDERAL INCOME TAX:

     The Internal Revenue Service has determined and informed ITT by a letter dated February 17, 1998, that the Plan and related trust was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended since receiving the determination letter. However, the Plan administrator and the Plan tax counsel believe that the Plan was designed and did operate in compliance with the applicable requirements of the IRC. Therefore, ITT believes that the Plan was qualified and the related trust was tax exempt for the three months ended March 31, 1999 and the year ended December 31, 1998.

NOTE 4 -- TERMINATION:

     Although it has not expressed any intent to do so, Starwood has the right under the New Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the New Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of the New Plan termination or partial termination or complete discontinuance of contributions, the interest of participants in their company contributions shall automatically become nonforfeitable. Additionally, any forfeitures that have not been used as company contributions to the New Plan at the time of termination will be credited pro rata to the accounts of all participants in accordance with New Plan provisions.

NOTE 5 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     The following is a reconciliation of net assets available for plan benefits in the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Net assets available for plan benefits per the financial
  statements................................................    $306,523
Amounts allocated to withdrawing participants...............      (1,250)
                                                                --------
Net assets available for plan benefits per the Form 5500....    $305,273
                                                                ========

     The following is a reconciliation of withdrawals and distributions paid to participants in the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Withdrawals and Distributions per the financial
  statements................................................    $(50,164)
Add: Terminated loan principal..............................       2,878
Add: Amounts allocated to withdrawing participants at
  December 31, 1998.........................................       1,250
Less: Amounts allocated to withdrawing participants at
  December 31, 1998.........................................      (1,329)
                                                                --------
Withdrawals and Distributions per the Form 5500.............    $(47,365)
                                                                ========

     Amounts allocated to withdrawing participants are recorded as withdrawals on the Form 5500 and represent benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date. Reconciliation to the Form 5500 is not required as there are no reconciling items for the three months ended March 31, 1999.

NOTE 6 -- PARTY-IN-INTEREST TRANSACTIONS:

     Certain Plan investments were held in funds managed by Bankers Trust Company. Bankers Trust Company was the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest

                       ITT 401(k) RETIREMENT SAVINGS PLAN
transactions. Fees paid and accrued by the Plan for Trustee and investment management services provided by Bankers Trust amounted to $135 for the three months ended March 31, 1999. In addition, certain Plan investments were Starwood Common Stock. As ITT was the Plan Sponsor, these transactions qualify as party-in-interest transactions.

NOTE 7 -- INVESTMENTS:

     Investments with current values (or historical values for GIC investments) that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1998, are as follows:

                                                          DECEMBER 31,
                                                              1998
                                                          ------------
Starwood Common Stock, 2,589,934 shares.................     58,760
ITT Hartford Group Inc., common stock, 583,067 shares...     31,996
Equity Index Fund, 2,241,936 shares.....................     67,608
Fixed Income Fund, Open End GIC.........................     32,525
Growth Equity Fund, 1,929,775 shares....................     64,474

NOTE 8 -- EARLY ADOPTION OF SOP 99-3:

     The Accounting Standards Executive Committee issued Statement of Position 99-3 Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP 99-3 was early adopted for the March 31, 1999 financial statements and as such, the December 31, 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

                       ITT 401(K) RETIREMENT SAVINGS PLAN

                                EIN #88-0340591
                ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                ($ IN THOUSANDS)

                                                                                                      CURRENT
                                                                                                     VALUE OF
                                                                                                     ASSET ON
                                                         PURCHASE                                   TRANSACTION   NET GAIN OR
IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET       PRICE     SELLING PRICE   COST OF ASSET      DATE         (LOSS)
--------------------------  ---------------------------  --------   -------------   -------------   -----------   -----------
Bankers Trust Company       BT Pyramid Open End GIC      $  9,635     $    N/A        $    N/A       $  9,635       $   N/A
                            Fund
Bankers Trust Company       BT Pyramid Open End GIC           N/A       43,012          43,012         43,012             0
                            Fund
Bankers Trust Company       BT Pyramid Directed Account    71,758          N/A          71,758         71,758           N/A
                            Cash Fund
Bankers Trust Company       BT Pyramid Directed Account       N/A       73,709          73,709         73,709             0
                            Cash Fund
Hartford Life Insurance     ITT Hartford GA-5833 S/A BI     3,197          N/A             N/A          3,197           N/A
Company
Hartford Life Insurance     ITT Hartford GA-5833 S/A BI       N/A       74,313          41,534         74,313        32,779
Company
ITT Hartford Group Inc.     Hartford Financial Services       N/A       32,052           8,361         32,052        23,691
                            Group Inc. Common Stock
20th Century Ultra          20th Century Ultra              6,281          N/A             N/A          6,281           N/A
Investors Fund              Inventors Fund
20th Century Ultra          20th Century Ultra                N/A       77,888          65,163         77,888        12,725
Investors Fund              Inventors Fund
Dodge & Cox                 Balanced Fund                   2,627          N/A             N/A          2,627           N/A
Dodge & Cox                 Balanced Fund                     N/A       13,680          13,529         13,680           151
Starwood Hotels & Resorts   Starwood Hotels & Resorts     129,410          N/A             N/A        129,410           N/A
Worldwide Inc.              Resorts Worldwide, Inc.
                            Common Stock
Starwood Hotels & Resorts   Starwood Hotels & Resorts         N/A      202,524         209,163        202,524        (6,639)
Worldwide Inc.              Resorts Worldwide, Inc.
                            Common Stock

     Expenses incurred with transactions were immaterial and there were no lease rentals.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
EX-23     --   Consent of Independent Public Accountants